October 16, 2014

Office of Mergers and Acquisitions

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Mara Ransom

Re:	Family Dollar Stores, Inc.

Amendment No. 3 to Schedule TO-T

Filed October 2, 2014 by D3 Merger Sub, Inc. and Dollar General Corporation

File No. 005-14318

Revised Preliminary Proxy Statement on Schedule 14A

Filed October 2, 2014 by Dollar General Corporation and D3

Merger Sub, Inc.

File No. 1-06807

Dear Ms. Ransom:

On behalf of our clients, Dollar General Corporation (“Dollar General”) and D3 Merger Sub, Inc. (the “Purchaser”, and together with Dollar General, the “Filing Parties”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 10, 2014 (the “Comment Letter”), relating to Amendment No. 3 to Schedule TO-T filed by Dollar General on October 2, 2014 (as amended, the “Schedule TO”) and the Revised Preliminary Proxy Statement filed by Dollar General on Schedule 14A on October 2, 2014 (as amended, the “Preliminary Proxy Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Filing Parties’ response. Any capitalized term used in this letter but not defined has the meaning given to such term in the Offer to Purchase, unless otherwise indicated.

In response to the Staff’s comments, Dollar General is also transmitting via EDGAR for filing Amendment No. 5 to the Schedule TO and Amendment No. 2 to the Preliminary Proxy Statement.

General

1.	We note your response to comment 1 in our letter dated September 25, 2014 (numbered comment 11 in your response dated October 1, 2014) and we re-issue the comment in part. With a view towards disclosure, please include in your proxy statement and Schedule TO the information you provide in your response. In doing so, please also tell us and revise your disclosure to address:

•	the date the participants expect the tender offer to be consummated and why such date supports the conclusion that the $80 per share all-cash tender offer provides immediate liquidity;

•	the probability the participants have assigned to the consummation of the tender offer, given the various conditions, including the HSR condition, and why such probability supports the conclusion that the tender offer provides certain liquidity; and

•	given that “Dollar General and D3 Merger Sub reserve the right to amend the Offer in any respect (including amending the offer price and the consideration to be offered in the merger …),” the likelihood they will do so given the disclosure regarding immediate and certain liquidity.

We respectfully advise the Staff that, as explained in our prior response, “immediate and certain liquidity” refers to the form of consideration, not to the consummation of the transaction. Nonetheless, in response to this comment, the Filing Parties have removed references to “immediate and certain liquidity” from the disclosure contained in the Preliminary Proxy Statement as stated in the changes below. Given the removal of such references to “immediate and certain liquidity”, the Filing Parties have not made the further changes requested by the Staff relating to the inclusion of such language.

Pages ii and 17 of the Preliminary Proxy Statement have been revised to replace “and the all-cash nature of the offer provides immediate and certain liquidity to Family Dollar stockholders in the event the offer is consummated” with “and is all-cash.”

In addition, the second sentence in the first paragraph following the first bullet point on page 1 of the Preliminary Proxy Statement has been revised as follows:

“In addition to providing superior value, the Offer is all-cash (versus the mix of cash and stock offered in the Proposed Dollar Tree Merger).”

Forward-Looking Statements, page 23

2.	We note your reference in this section to “the Offer and Dollar General’s proposal to acquire Family Dollar.” Please remove all references to inapplicable safe harbor provisions under the federal securities laws. In this regard, please note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov.

In response to this comment, the Filing Parties have deleted the following words in the second sentence of the first paragraph under “Forward-Looking Statements” on page 23 of the Preliminary Proxy Statement:

“the Offer and Dollar General’s proposal to acquire Family Dollar,”

In addition, all references to “a potential transaction” under “Forward-Looking Statements” on pages 23 and 24 of the Preliminary Proxy Statement have been revised to say “a potential transaction with Family Dollar”.

Proxy Card

3.	Please revise the form of proxy card to identify all parties on whose behalf the solicitation is made. In this regard, we note that your form of proxy identifies that the solicitation of proxies is in opposition to the proposed acquisition of Family Dollar by Dollar Tree, but does not identify that the solicitation is made on behalf of Dollar General. Refer to Exchange Act Rule 14a-4(a).

To address the Staff’s comment, the Filing Parties have revised the proxy card by replacing “SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED ACQUISITION OF FAMILY DOLLAR STORES, INC. BY DOLLAR TREE, INC.” in its entirety with “THIS PROXY IS SOLICITED BY DOLLAR GENERAL CORPORATION IN OPPOSITION TO THE PROPOSED ACQUISITION OF FAMILY DOLLAR STORES, INC. BY DOLLAR TREE, INC.”

If you have any questions or would like to discuss any of the Filing Parties’ responses, please do not hesitate to call me at (212) 455-3443 or Chris May at (713) 821-5666 or, if more convenient, send me an e-mail at mlerner@stblaw.com or Chris at cmay@stblaw.com.

Sincerely,

/s/ Marni M. Lerner

Marni M. Lerner

cc:	Rhonda M. Taylor, Senior Vice President and General Counsel, Dollar General Corporation

Exhibit A

Acknowledgment

Each of the undersigned acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DOLLAR GENERAL CORPORATION

By:	/s/ Rhonda M. Taylor
Name: Rhonda M. Taylor
Title: Senior Vice President and General Counsel

D3 MERGER SUB, INC.

By:	/s/ Rhonda M. Taylor
Name: Rhonda M. Taylor
Title: Vice President and Secretary

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